FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13A-16 OR 15D-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                         For the month of JANUARY, 2001


                              HILTON PETROLEUM LTD.
                 (Translation of registrant's name into English)

                                    000-30390
                                   -----------
                                  (File Number)

      1305 - 1090 WEST GEORGIA STREET, VANCOUVER, BRITISH COLUMBIA, V6E 3V7
     -----------------------------------------------------------------------
                    (Address of principal executive offices)

         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
                           Form 20-F [X] Form 40-F [ ]

  Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
                                 Yes [ ] No [X]


 If "Yes" is marked, indicate below the file number assigned to the registrant in connection with
                        Rule 12g3-2(b): 82-______________

                                   SIGNATURES

    Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                     HILTON PETROLEUM LTD.
                                     ------------------------------------------
                                     (Registrant)

Date  February 2, 2001               By  /s/ NICK DEMARE
      ---------------------             ---------------------------------------
                                        Nick DeMare
                                        Director
                                        (Signature)*

      *Print the name and title of the signing officer under his signature.

                                     FORM 20

                             ALBERTA SECURITIES ACT

REPORT UNDER SECTION 108(1) OF THE SECURITIES ACT OF A TRADE MADE UNDER SECTION 107(1)(a), (b), (c), (D), (l), (m), (p), (q), (t), (t.1), (u) OR (z) OF THE
SECURITIES ACT OR SECTION 122(b) OR (d) OF THE SECURITIES REGULATION.

NOTE: Circle statutory exemption or exemptions relied on. This report is not required if a bank to which the Bank Act (Canada) applies or a trust company registered under the Trust Companies Act acquires from a customer an evidence of indebtedness of the customer or an equity investment in the customer acquired concurrently with an evidence of indebtedness.

1.       Full name and address of the Vendor:

         Hilton Petroleum Ltd.
         Suite 1305, 1090 West Georgia Street
         Vancouver, British Columbia
         V6E 3V7

2. Name and address of the issuer of the security traded and description of the security:

         Hilton Petroleum Ltd.
         Suite 1305, 1090 West Georgia Street
         Vancouver, British Columbia
         V6E 3V7

         62,500 units, each unit comprising one common share and one share purchase warrant. Two warrants entitle the holder to purchase an additional common share for two years after closing at a price of $1.77 per share.

3.       Date of trade(s):

         January 16, 2001

4.       Amount or Number of Securities Purchased:

         62,500 units .

5. The vendor has prepared, certified and filed with the Commission a list comprising the name and address of each purchaser, the amount or number of securities purchased and the purchase price paid by each purchaser, the exemption relied upon and whether the securities are subject to a reduced hold period under the SHAIF System and will provide the certified list to security holders who acquired securities pursuant to the prospectus exemptions in sections 107(1)(p) or (q) of the Act.



\NTSERVER\USERS\Arabella\HTP\Form 20 Reports\01-01-26-Private Placement(AB).doc

         The Vendor has prepared and filed a certified list of purchasers which is attached as Schedule "A" to this Form 20.

6. State the name and address of any person acting as agent in connection with the trade(s) and the compensation paid or to be paid to the agent:

         None.

7. State the total proceeds realized in Alberta by the Issuer or selling security holder from the distribution:

         $100,000.



                    CERTIFICATE OF VENDOR OR AGENT OF VENDOR

The undersigned hereby certifies that the statements made in this report are true and correct.

DATED at Vancouver, B.C., this 26th day of January, 2001.


                                   HILTON PETROLEUM LTD.
                                   --------------------------------------------
                                   (name of vendor or agent - please print)

                                   /s/ NICK DEMARE
                                   --------------------------------------------
                                   Signature

                                   DIRECTOR
                                   --------------------------------------------
                                   (official capacity - please print)

                                   NICK DEMARE
                                   --------------------------------------------
                                   (please print here name of individual
                                    whose signature appears above, if
                                    different from name of vendor or agent
                                    printed above)

INSTRUCTIONS:

1. In answer to question 5, give the name of the person or company who has been or will be paid remuneration directly related to the trade(s), such as commissions, discounts or other fees or payments of a similar nature. It is not necessary to include payments for services incidental to the trade such as clerical, printing, legal or accounting.

2. If the space provided for any answer is insufficient, additional sheets may be used and must be cross-referenced to the relevant item and properly identified and signed by the person whose signature appears on the report.

3. Please file this report in duplicate with the required fee. Cheques are payable to the Provincial Treasurer of Alberta.

IT IS AN OFFENCE UNDER THE SECURITIES ACT AND THE SECURITIES REGULATION FOR A PERSON OR COMPANY TO MAKE A STATEMENT IN A DOCUMENT REQUIRED TO BE FILED OR FURNISHED UNDER THE ACT OR THE REGULATION THAT, AT THE TIME AND IN THE LIGHT OF CIRCUMSTANCES UNDER WHICH IT IS MADE, IS A MISREPRESENTATION.

ANY FEE PAYABLE TO THE ALBERTA SECURITIES COMMISSION UNDER THE SECURITIES ACT AND THE ALBERTA SECURITIES COMMISSION RULES SHALL BE PAID TO THE PROVINCIAL TREASURER IN ACCORDANCE WITH THE REQUIREMENTS OF SCHEDULE 1 TO THE REGULATION. ANY FAILURE TO ACCOMPANY A FORM OR APPLICATION WITH THE PRESCRIBED FEE SHALL RESULT IN THE RETURN OF THAT FORM OR APPLICATION.

                                  SCHEDULE "A"

                                   CERTIFICATE

                               LIST OF PURCHASERS

I, Harvey Lim, being the Secretary of Hilton Petroleum Ltd., HEREBY CERTIFY that the following is a list of purchasers resident in Alberta having purchased units at a price of $1.60 per unit:


                                                                                                 STATUTORY
FULL NAME AND                   AMOUNT OR NUMBER OF         PURCHASE     SUBJECT TO SHAIF        EXEMPTION
ADDRESS OF PURCHASER            SECURITIES PURCHASED         PRICE            SYSTEM            RELIED UPON

Peter Inciura                        62,500 Units           $100,000           Yes            s. 107(1)(d) of the
10020 103 Avenue                                                                                 SECURITIES ACT
Edmonton, AB                                                                                     (Alberta)




CERTIFIED at Vancouver, British Columbia this 26th day of January, 2001.


                                 /s/ HARVEY LIM
                                 --------------------------------------------
                                 Harvey Lim, Secretary









\NTSERVER\USERS\Arabella\HTP\Form 20 Reports\01-01-26-Private Placement(AB).doc